July 5, 2011

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Martin James
Kate Tillan
Dennis Hult

Re:	Maxwell Technologies, Inc. (the “Company”)
Form 10-K for the fiscal year ended December 31, 2010
Filed March 10, 2011
File No. 1-15477

Dear Staff:

On behalf of Maxwell Technologies, Inc., this letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the filing of the above-referenced annual report (the “Filings”), which were included in your letter dated June 15, 2011 (the “Staff Letter”).

In this letter, we have reproduced your comments in italicized, bold type, and have followed each comment with our response. The numbered paragraphs of this letter set forth below correspond to the numbered paragraphs of the Staff Letter. References in this letter to “we,” “our” or “us” mean Maxwell Technologies, Inc.

Consolidated Financial Statements, page 48

1.	We note in your response to prior comment 1, product group vice presidents are responsible for forecasting revenues for their products and expenses for their departments and reviewing department spending budgets with the Director of Financial Planning and Analysis. Please tell us the nature of these expenses.

Response:

•

The product group vice presidents are responsible for forecasting a portion of selling, general and administrative and research and development operating expenses for the departments or cost centers they manage (cost center spending forecast). The product group vice presidents manage departments related to their product group which typically includes costs such as engineering, research and development and limited selling expenses. These operating expenses include payroll, travel, tools and supplies, engineering project materials, consulting, advertising and miscellaneous costs. There are also department expenses which are forecast by the Director of Financial Planning. The Director of Financial Planning assists the product group vice presidents in completing their cost center forecasts by forecasting a portion of the cost center expenses, including bonus, stock based compensation, commissions and facilities. The product group vice presidents do not review the detail cost of sales forecast data nor do they review a summary of this data.

To clarify, the following discussion sets forth the monthly revenue and expense forecasting process for the Microelectronics product group: The process begins with the submission of the quarterly revenue forecast by the VP of Microelectronics (ME) products. The VP of ME products prepares an excel worksheet which comprises the revenue forecast by customer and by part number. This is submitted to the Director of Cost Accounting who prepares a gross profit forecast for the part numbers submitted by the VP of ME products. The forecast of gross profit for the part numbers submitted by the VP of ME is combined with the forecast for part numbers prepared for the High Voltage product group and the Ultracapacitor product group by the Director of Cost Accounting. Once the gross profit forecast is calculated by the Director of Cost Accounting, he submits the gross profit forecast to the Director of Financial Planning. In order to forecast operating expenses for ME, the Director of Financial Planning meets with the VP of ME, the Director of ME manufacturing and the Director of ME Engineering monthly to discuss the departments or cost center expense forecast for the departments/cost centers managed by the VP of ME. This would include the manufacturing cost centers, the ME Sales cost centers and the ME Engineering cost centers. The cost center operating expense forecasts are prepared on a rolling four quarter basis (current quarter and the following three). These ME cost center forecasts would then be combined with all other cost center forecasts by the Director of Financial Planning in order to arrive at the consolidated operating expense forecast. A consolidated statement of operations (profit and loss statement) would then be prepared by the Director of Financial Planning.

Martin James

Kate Tillan

Dennis Hult

July 5, 2011

The general and administrative expense cost centers are forecast by the Director of Financial Planning with input from the Chief Financial Officer, Director of Human Resources, Sr. Director of Information Technology and the Company’s attorney.

2.	Please tell us if the Director of Financial Planning is part of the “finance group” along with the Director of Cost Accounting. Please explain to us to whom these individuals report. Please tell us if this finance group is the “CODM’s staff”.

Response:

•

The Director of Financial Planning and the Director of Cost Accounting are part of the finance organization. There is no entity within Maxwell known as the “finance group”. In our previous correspondence, we used the term “finance group” in place of the term “finance organization”. Similar to other companies, the Maxwell finance organization includes the company employees responsible for financial forecasting, SEC reporting (10-Ks/Qs, etc.) and maintaining the books and records of the Company. The Director of Financial Planning and the Director of Cost Accounting are members of the finance organization and report to the Chief Financial Officer (CFO). The finance organization reports to the CFO and the CFO reports to the CODM. The finance organization as a group does not directly report to the CODM. The CODMs staff, as used by the Company and in our previous response, describes the group that attends the CODMs weekly staff meeting. The group that attends the CODMs staff meeting includes the Chief Operating Officer, the Chief Financial Officer, the Sr. Vice President of Sales and Marketing, the Vice President of Engineering, the Chief Technology Officer, the Vice President of High Voltage products, the Vice President of Business Development, the Vice President of Microelectronic products, the Vice President of Investor Relations, the Vice President of Manufacturing and the Director of Human Resources. The group that attends the CODMs weekly staff meeting does not comprise the CODMs direct reports. The CODMs direct reports include the Chief Operating Officer, the Chief Financial Officer, the Sr. Vice President of Sales and Marketing and the Director of Manufacturing Quality. The CODM (Maxwell’s CEO) has the ultimate authority and responsibility for decision making and resource allocation. He has control over the operating decisions made in the weekly staff meetings and can override any decisions made by his direct reports.

3.	Explain to us the source of information or reports used to prepare Appendix B. It remains unclear to us whether there is discrete financial information, including revenues, gross margins and expenses for each product group that is available to the CODM when Appendix B is reviewed by the CEO, CFO, COO, Sr. and company VP’s. Recognizing that individual product group monthly actual vs. budget and forecast reports are not provided to the CODM, it appears that such information never the less is available if further analysis is desired. Please address our concerns.

Response:

•

There is no discrete financial information included in Appendix B and available to the CODM. Appendix B is the “Financial Review” which represents the consolidated monthly forecast that is prepared by the Director of Financial Planning and reviewed by and discussed with the CEO, CFO, COO, Sr. VP of Sales and Marketing and company Vice Presidents. The financial review also includes actual consolidated financial results for quarters which have already occurred. The Financial Review is prepared using the excel forecast workbook which contains cost center spending forecasts. The revenue information is obtained from the semi-monthly revenue outlook (see discussion of appendix D in our June 3, 2011 supplemental response). The cost of sales departments are not maintained within the forecast workbook. The consolidated gross profit forecast included in the financial review is calculated by the Director of Cost Accounting and provided to the Director of Financial Planning for inclusion in the Financial Review. In the Staff’s question above, you note that “Recognizing that individual product group monthly actual vs. budget and forecast reports are not provided to the CODM, it appears that such information never the less is available if further analysis is desired”. It is important to note that product group monthly actual vs. budget and forecast reports are not prepared by the Company. In addition, while certain discrete financial information may be available within our organization, such information is not regularly reviewed by or communicated to the CODM and therefore is not used by the CODM in his decision making process. Neither the product group vice presidents nor the CFO regularly discuss discrete financial information with the CODM.

The CODM is careful about investment decisions and what products should be developed. It is not a question of what products the Company can develop, but rather, what products we can develop that have a large potential market that allow for volume and appropriate margins to provide an appropriate return on investment. This applies to all products and is not focused by product line. Depending on the identification of markets and the ability to further exploit any one of the three product lines, the CODM’s focus is to gain overall revenue growth. The CODM is focused on growing the top-line and generating volumes such that the Company can achieve economies of scale. The CODM’s focus on volume is implicit in that volume generates gross margin dollars and it is not inconsistent with not focusing specifically on the margins of any one product line.

Martin James

Kate Tillan

Dennis Hult

July 5, 2011

4.	Further, in this regard, we note that you discuss the reason for changes in your gross profit by product group versus plan in the information included in Appendix A. We also note that you have available information by product line for inventory and the related reserves in Appendix A. Explain to us further how the company evaluated ASC 280-10-50-1 with respect to each of the product groups.

Response:

•	Our analysis of ASC 280-50-10-1 is set forth in the following table below:

Paragraph or Sub-Paragraph	Analysis
280-10-50-1 An operating segment is a component of a public entity that has all of the following characteristics:	See analysis of the sub-paragraphs below:

280-10-50-1 - a It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).	The Company has three product groups which management views as a single segment, High Reliability. Each product group does engage in business activities and earns revenues and incurs related expenses. However, the product groups do not meet the criteria b below and therefore are not considered reportable segments by the Company.

280-10-50-1 - b Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

The CODM does not receive (verbal or written) or regularly review discrete financial information to assess performance of the product groups or to make resource allocation decisions. Our CODM regularly reviews consolidated financial information. The focus of the CODM is growing the top line revenue of the Company. The CODM and the product group VPs discuss their markets and potential impediments to revenue growth. The CODM does emphasize profitable growth but does not regularly review or discuss product gross profit margins. The CODM allocates resources to various cost centers using a consistent methodology. The CODM reviews the consolidated forecast information. Using the consolidated forecast information, he established targets for consolidated revenue and net income. Based on discussion with the product group vice presidents, the CODM obtains an understanding of each vice president’s estimated probability of achieving their individual forecast in order to determine his confidence level in achieving the overall consolidated forecast. These discussions take place absent discrete financial information for the product group. In addition, the product group vice presidents are measured and paid bonuses based on the consolidated financial results. The reports reviewed by our CODM include the following and were provided in our supplemental response dated June 3, 2011:

Overview of Results – Board of Directors (appendix A to our June 3, 2011 supplemental response).

Martin James

Kate Tillan

Dennis Hult

July 5, 2011

Paragraph or Sub-Paragraph	Analysis

Financial Review (monthly forecast) (appendix B to our June 3, 2011 supplemental response).

Monthly Flash Report (appendix C to our June 3, 2011 supplemental response).

Semi-Monthly Revenue Outlook (appendix D to our June 3, 2011 supplemental response).

280-10-50-1 - c Its discrete financial information is available.	As noted in the Staff’s question regarding Appendix A where we mention the gross profit impact of the product group, this information is provided by our Director of Cost Accounting to explain the change in the quarterly consolidated gross profit as a percentage of revenue. However, gross margin by product group is not regularly provided to or reviewed by the CODM. There is some information that is unique to the product groups such as gross inventory by product group and inventory reserves by product group which is included in appendix A. Appendix A is the package of financial data and other information which is prepared for the quarterly Board of Director meetings. This information is prepared quarterly and is reviewed by the CODM and the Board of Directors at the quarterly Board meeting. The purpose of the inventory data is to highlight for the CODM and the Board of Directors the amount of working capital related to inventory which is currently used by each product group. This information is presented on a quarterly basis during the Board meeting, however, inventory by product group information is not sufficient to assess the performance of the product line or make resource allocation decisions related to the product line. As a result, discrete financial information is not used by the CODM for resource allocation decisions.

Note 9. Income Taxes, page 72

5.	Further to your response to prior comment 4, we note that you plan to modify the disclosure in future filings to include the amount unremitted earnings of the Swiss subsidiary as a proxy (emphasis added) for the required disclosure under ASC 740-30-50-2(b). Please explain why you added the term ‘as a proxy’ and why you cannot provide the disclosure required by ASC 740-30-50-2(b) which requires disclosure of the cumulative amount of each type of temporary difference which in this case appears to be the cumulative unremitted earnings of foreign subsidiaries and foreign corporate joint ventures that are essentially permanent in duration.

Response:

•	The Company is able to provide the cumulative temporary difference related to its investment in its Swiss subsidiary as required under ASC 740-30-50-2(b) and proposes to do so in future filings.

Martin James

Kate Tillan

Dennis Hult

July 5, 2011

Please be advised that the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filing; (ii) that the Staff comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct your questions or additional comments to my attention at (858.503.3300). Thank you for your assistance.

Sincerely,
Maxwell Technologies, Inc.

/s/ Kevin S. Royal
Kevin S. Royal
Senior Vice President, Chief Financial Officer,
Treasurer and Secretary